SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

96,909

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

143,709_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

143,709

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.7%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Santa Monica Partners, L.P., Lawrence J. Goldstein and L.J.
Goldstein & Company Incorporated Pension Plan.

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]
                                                       b[ ]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

699,148

8. SHARED VOTING POWER

99

9. SOLE DISPOSITIVE POWER

699,148_________________________________________________________

10. SHARED DISPOSITIVE POWER
99

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
699,247


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.5%

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of The First Years Inc. ("First Years"). The principal executive offices of First Years are located at One
Kiddie Drive, Avon, MA 02322.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 ("Phillip") and Santa Monica Partners, L.P. and Lawrence J. Goldstein, 1865 Palmer Avenue, Larchmont, NY 10538 ("Lawrence"). Phillip and Lawrence are not related.

Phillip is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc. 60 Heritage Drive, Pleasantville, NY 10570, an investment advisory firm. Lawrence is the President of SMP Asset Management LLC, the General Partner of Santa Monica Partners, L.P., 1865 Palmer Avenue, Larchmont, NY 10538, a private investment partnership. Lawrence is also the sole trustee of the L.J. Goldstein & Company Incorporated Pension Plan (the "Plan").

During the last 5 years neither Phillip nor Lawrence has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Phillip and Lawrence are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Phillip has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

Santa Monica Partners, L.P. and Lawrence have accumulated shares of the Issuer utilizing the Partnership's capital and personal funds respectively. Shares acquired for the Plan utilized Plan assets. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION

Over the past few months, Phillip and Lawrence have had a number of discussions relating to their dissatisfaction with the Issuer's stock price, the performance of its management and its corporate governance. However, Phillip and Lawrence have never formed any agreement to buy, sell, hold or vote their shares together and thus, are not a "group." They have agreed that either of them may buy, sell, hold or vote shares without notifying or consulting with each other either before or after such action is taken. The only reason not to file as a "group" is that it would not be accurate to do so because of the absence of any agreement between Lawrence and Phillip to buy, sell, hold or vote their shares together.

There is a fundamental philosophical difference between Phillip and Lawrence. Lawrence believes that the best approach to enhancing shareholder value is to persuade the Issuer's management to take action to develop new markets and products in order to increase revenues and profits and has suggested many ways to do so including:

  Expand product development teams in order to accelerate introduction of new products
  Broaden product offerings, e.g. create a line of play products for pets
  Leverage The First Years strong brand name recognition by licensing it out
  License in, i.e. expanding upon the two licenses already being utilized
  Capitalize on existing distribution and new channels
  Create "super" gift cartons/packages for new parents encompassing the entire line of product offerings ("Everything you need for your new baby") for sale through upscale retailers and on the internet
  Expand the company's international presence
  Leverage the company's customer service capabilities
  Pursue synergistic acquisitions and strategic alliances Phillip, on the other hand, believes that the best way to maximize shareholder value is to sell the company for a premium price to a buyer that is more capable of exploiting The First Years brand name than current management.
Phillip has informed Lawrence that he intends to solicit proxies for the Issuer's annual meeting to among other things, dismantle the Issuer's poison pill (which deters potential buyers) and to elect one or more directors. Phillip has not asked Lawrence for and Lawrence has not offered to support such a proxy solicitation financially or any other way. Lawrence has indicated to Phillip that if Phillip does solicit proxies, he would likely vote his shares to dismantle the poison pill and, without committing to vote for Phillip's as yet unnamed nominee(s), would consider doing so because he believes the current board is excessively dominated by management to the detriment of the Issuer's shareholders.

Although Lawrence and Phillip are not a "group," they are making this joint filing at Phillip's urging in the hope of avoiding a frivolous lawsuit alleging that they are a "group" and did not file as one or that they did not make adequate disclosure. They welcome queries as to their plans by the Issuer's management or by any stockholder. Phillip has been the victim of such frivolous litigation in the past and that has made him wary of the possibility that the Issuer's lawyers may advise management to use shareholder funds to pursue a frivolous lawsuit designed to prevent shareholders from freely exercising their franchise rights and First Amendment rights. By this filing, they hope to avoid such litigation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report for the quarter ended September
30, 2002 there were 8,214,547 shares of Common Stock outstanding.
The percentage set forth in this item (5a) was derived using such number.

Phillip is deemed to be the beneficial owner of 143,709 shares of Common Stock or 1.7% of the outstanding shares. Lawrence is deemed to be the beneficial owner of 699,247 shares of Common
Stock or 8.5% of the outstanding shares.


b. Power to solely vote securities resides with Phillip for 96,909 shares. Power to dispose of securities resides solely with Phillip for 143,709 shares. Power to solely vote securities resides with Lawrence for 699,148 shares and jointly for 99 shares. Power to dispose of securities resides solely with Lawrence for 699,148 shares and jointly for 99 shares.

c. During the last sixty days the following shares of common stock were purchased:
Santa Monica Partners, L.P.
2/21/03   10000 @ $10.80

Phillip Goldstein
12/31/02  1100 @ 9.95
1/2/03    10600 @ 10.06
1/8/03    300 @ 10.05
1/16/03   2200 @ 10.095
1/17/03   5000 @ 10.05
1/21/03   5000 @ 10.05
1/24/03   1100 @ 9.35
1/27/03   5000 @ 9.15 and 5000 @ 9.1
1/29/03   17500 @ 9.25
1/30/03   23200 @ 9.25
2/21/03   100 @ 9.5
3/6/03    7400 @ 10

d. Beneficiaries of accounts managed by Phillip and Lawrence are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/6/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Santa Monica Partners, L.P.
General Partner, SMP Asset Management LLC
By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the Common Shares.

Dated: 3/6/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Santa Monica Partners, L.P.
General Partner, SMP Asset Management LLC
By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein